1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2014
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 28, 2014	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) OVERSEAS REGULATORY ANNOUNCEMENT

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The content of the following information published by Aluminum Corporation of China Limited* on the website of the Shanghai Stock Exchange is set out herein for reference purpose only.

By order of the board of directors
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary
Beijing, the PRC
28 August 2014

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Sun Zhaoxue and Mr. Wang Jun (Non-executive Directors); Mr. Wu Jianchang, Mr. Ma Si-hang, Frederick and Mr. Wu Zhenfang (Independent Non-executive Directors).

*	For identification purpose only

Stock Code: 601600	Stock Name: Chalco	Announcement No.: Lin2014-024

ALUMINUM CORPORATION OF CHINA LIMITED*
ANNOUNCEMENT ON CHANGES IN THE CORPORATE
ACCOUNTING POLICY UNDER THE PRC GAAP

The board of directors (the "Board") of the Company and all its members warrant the truthfulness, accuracy and completeness of the information disclosed herein, and accept several and joint responsibility for any misrepresentation or misleading statement contained in or material omission from this announcement.

Important Notice:

On 13 March 2014, the Ministry of Finance issued the Circular on Printing and Distributing the Amendment to the Accounting Standards for Business Enterprises No.2 - Long-term Equity Investments (Cai Kuai [2014] No.14) . Pursuant to the requirements of the Ministry of Finance, the revised standards shall be implemented as of 1 July 2014. Meanwhile, enterprises listed overseas are encouraged to apply the same in advance. In addition, retroactive adjustments shall be made. The Company, as an overseas listed enterprise, decided to implement the said revised standards from 1 January 2014.

The changes in accounting policy and retrospective adjustments have no impact on the net profit and net assets as set out in the 2013 consolidated financial report of the Company.

I.	OVERVIEW OF THE CHANGES IN ACCOUNTING POLICY

On 13 March 2014, the Ministry of Finance issued the Circular on Printing and Distributing the Amendment to the Accounting Standards for Business Enterprises No.2 - Long-term Equity Investments (Cai Kuai [2014] No.14) . Pursuant to the requirements of the Ministry of Finance, the revised standards shall be implemented as of 1 July 2014. Meanwhile, and enterprises listed overseas are encouraged to apply the same in advance. In addition, retroactive adjustments shall be made. The Company, as an overseas listed enterprise, decided to implement the said revised standards from 1 January 2014. On 28 August 2014, the Company convened the 11th meeting of the fifth session of the Board, at which the Proposal in relation to Changes in Accounting Policy of Long-term Equity Investments and Retrospective Adjustments of the Company was considered and approved unanimously.

II.	DETAILS OF THE CHANGES IN ACCOUNTING POLICY AND THE IMPACT ON THE COMPANY

(I)	The impact of the revised Accounting Standards for Business Enterprises No.2 -Long-term Equity Investments on the changes in the major accounting policies of the Company:

1.	Narrowing of the scope of application

Pursuant to the revised Accounting Standards for Business Enterprises No.2 - Long-term Equity Investments, equity investments apart from the investments in subsidiaries, joint ventures or associates do not fall into the scope of application of the revised standards, but the Accounting Standards for Business Enterprises No. 22 - Recognition and Measurement of Financial Instruments shall be applied.

2.	Subsequent measurements of joint ventures/associates under the equity method, share of changes in other net assets under the equity method

Pursuant to the revised the Accounting Standards for Business Enterprises No.2 - Long-term Equity Investments, for the long-term equity investments measured by employing the equity method, as to any change in owners' equity of the invested entity other than net profit or loss, other comprehensive income and profit distribution, the investing party shall include such change into the owners' equity. The changes in other net assets of the invested entity mainly include the contributions from other shareholders of the invested entity, transactions with non-controlling interests and reserves arising from share-based payment.

(II)	Impact of the changes in accounting policy on the financial data of the Company

1.

As at 31 December 2013 and 30 June 2014, the equity investments held by the Company included those which had no control or joint control over or material impact on the invested entity, or any offer in active market and whose fair values cannot be reliably measured. Before the amendment to the Accounting Standards for Business Enterprises No.2 - Long-term Equity Investments, these equity investments were measured by employing the cost method in the "long-term equity investments" as other long-term equity investments. After the amendment to the Accounting Standards for Business Enterprises No.2 - Long-term Equity Investments, these equity investments will be measured by employing the cost method as "available-for-sale financial assets".

Pursuant to the requirements of the Ministry of Finance, enterprises that have adopted the Accounting Standards for Business Enterprises before the implementation date of the standards (i.e. 1 July 2014), shall make retroactive adjustments in accordance with the standards unless the retroactive adjustments are not practicable. The Company made retroactive adjustments to long-term equity investments as at 31 December 2013 based on the provisions under the standards, converting the equity investments which had no control or joint control over or material impact on the invested entity, or any offer in active market and whose fair values cannot be reliably measured (the net book value as at 31 December 2013 amounted to RMB82,112,000) into "available-for-sale financial assets", and measured the investments by employing the cost method. The retroactive adjustments have no impact on the net profit and net assets as set out in the 2013 consolidated financial report of the Company.

2.

Save the share of other changes in the owner's equity of Jiaozuo Wanfang Aluminum Company Limited ("Jiaozuo Wanfang"), an associate of the Company, apart from the net profit or loss, other comprehensive profit and profit distribution, made by the Company as a result of the dilution of shareholding held by the Company in Jiaozuo Wanfang from 17.75% to 17.27% due to the restricted shares granted by Jiaozuo Wanfang on 17 February 2014, which is included in the capital reserves in accordance with the revised Accounting Standards for Business Enterprises No.2 - Long-term Equity Investments, there were no other similar changes in the owner's equity in the previous years.

Given the above, the Board is of the view that: the changes in accounting policy are made in accordance with the revised "Accounting Standards for Business Enterprises No. 2 - Long-term Equity Investments" and relevant requirements of the Ministry of Finance, and will let the financial data be better in line with the actual situation of the Company, reduce the differences between domestic and overseas accounting standards, and will not prejudice the interests of the Company and its shareholders as a whole. Therefore, the Board approves the changes in accounting policy and the retroactive adjustments to relevant financial data.

III.	OPINIONS OF INDEPENDENT DIRECTORS

Independent directors of the fifth session of the Board considered the changes in accounting policy and issued independent opinions: the changes in accounting policy are made in accordance with the revised "Accounting Standards for Business Enterprises No. 2 - Long-term Equity Investments" and relevant requirements of the Ministry of Finance, and will let the financial data be better in line with the actual situation of the Company, reduce the differences between domestic and overseas accounting standards, and will not prejudice the interests of the Company and its shareholders as a whole. Therefore, independent directors approve the changes in accounting policy and the retroactive adjustments to relevant financial data.

IV.	OPINIONS OF THE SUPERVISORY COMMITTEE

The Proposal in relation to Changes in Accounting Policy of Long-term Equity Investments and Retrospective Adjustments of the Company was considered at the 6th meeting of the fifth session of the supervisory committee of the Company, and the following opinions were issued: the revised accounting policy is in line with relevant requirements of the Ministry of Finance, China Securities Regulatory Commission and the Shanghai Stock Exchange and is able to reflect the current financial position and operating results of the Company in an objective and fair manner and in the interest of the Company and all its shareholders. The decision-making procedures for the changes in accounting policy are in accordance with the provisions under relevant laws, regulations and the Articles of Association. The supervisory committee approves the changes in accounting policy made by the Company.

Announcement is hereby given.

Documents available for inspection:	1.	Independent Opinions of Independent Directors of Aluminum Corporation of China Limited* on the changes in accounting policy;

	2.	Resolutions passed at the 11th Meeting of the fifth Session of the Board of Directors of Aluminum Corporation of China Limited*;

	3.	Resolutions passed at the 6th Meeting of the fifth Session of the Supervisory Committee of Aluminum Corporation of China Limited*.

The Board of Directors of
Aluminum Corporation of China Limited*
28 August 2014
About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary